June 29, 2026

M. Andrew Franklin
Chief Executive Officer and President
Wheeler Real Estate Investment Trust, Inc.
2529 Virginia Beach Blvd.
Virginia Beach, Virginia 23452

        Re: Wheeler Real Estate Investment Trust, Inc.
            Registration Statement on Form S-11
            Filed June 22, 2026
            File No. 333-296944
Dear M. Andrew Franklin:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Pam Howell at 202-551-3357 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction